SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               NETWORK PLUS CORP.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)


                                   64122D 506
                        --------------------------------
                                 (CUSIP Number)






     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 64122D 506                    13G                          Page 2 of 6
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1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS*
   Robert T. Hale, Jr.
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
   INSTRUCTIONS)                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARE                         5. SOLE VOTING POWER
BENEFICIALLY OWNED                         22,831,110 (1)
BY EACH REPORTING                          -------------------------------------
PERSON WITH                             6. SHARED VOTING POWER
                                           -0-
                                           -------------------------------------
                                        7.  SOLE DISPOSITIVE POWER
                                            22,173,777 (2)
                                           -------------------------------------
                                        8.  SHARED DISPOSITIVE POWER
                                            657,333 (3)
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
   22,831,110 (1)
--------------------------------------------------------------------------------
10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9. EXCLUDES CERTAIN
    SHARES*
    [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
    34.0% (4)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

(1) Includes 657,333 shares held by various trusts over which shares the reporting person has sole voting power and 877,150 shares held by a trust established to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(2) Includes 877,150 shares held by a trust established to qualify under Rule 10b5-1 under the Exchange Act. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.


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CUSIP No. 64122D 506                    13G                          Page 3 of 6
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(3)  Consists of shares held by various  trusts over which shares the  reporting person has shared dispositive power.
(4) Based on 67,139,727 shares of Common Stock outstanding as of December 31, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 64122D 506                    13G                          Page 4 of 6
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Item 1(a).  Name Of Issuer:

         Network Plus Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         41 Pacella Park Drive
         Randolph, Massachusetts 02368

Item 2(a).  Name of Person Filing:

         Robert T. Hale, Jr.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         c/o Network Plus Corp.
         41 Pacella Park Drive
         Randolph, Massachusetts 02368

Item 2(c).  Citizenship:

         U.S.A.

Item 2(d).  Title of Class of Securities:

         Common Stock, $.01 par value per share, of Network Plus Corp.

Item 2(e).  CUSIP Number:

         64122D 506

Item 3. If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether Person Filing is a:

     (a)  [ ] Broker or dealer  registered under Section 15 of the Exchange Act.
     (b)  [ ] Bank as defined in Section  3(a)(6) of the  Exchange  Act.
     (c)  [ ] Insurance  company as defined in Section  3(a)(19) of the Exchange
              Act.
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
     (e)  [ ] An investment adviser in accordance with Rule  13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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CUSIP No. 64122D 506                    13G                          Page 5 of 6
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Item 4.  Ownership
       Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

     (a)  Amount beneficially owned:

          22,831,110 (5)

          Percent of class:

          34.0% (6)

     (b)  Number of shares as to which the person has:

          (i)   sole power to vote or direct the vote: 23,501,110 (5)

          (ii)  shared power to vote or direct the vote: -0-

          (iii) sole  power  to  dispose  or  to  direct  the   disposition  of:
                22,173,777 (7)

          (iv)  shared power to dispose or to direct the disposition of: 657,333
                (8)

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

----------------------------

(5) Includes 657,333 shares held by various trusts over which shares the reporting person has sole voting power and shared dispositive power and 877,150 shares held by a trust established to qualify under Rule 10b5-1 under the Exchange Act. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(6) Based on 67,139,727 shares of Common Stock outstanding as of December 31, 2001.
(7) Includes 877,150 shares held by a trust established to qualify under Rule 10b5-1 under the Exchange Act. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(8) Consists of shares held by various trusts over which shares the reporting person has shared dispositive power.



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CUSIP No. 64122D 506                    13G                          Page 6 of 6
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Item 8. Identification and Classification of Members of the Group.

       Not applicable.

Item 9. Notice of Dissolution of Group.

       Not applicable.

Item 10. Certification.

       Not applicable.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         Date:  January 31, 2002



                                                         /s/ Robert T. Hale, Jr.
                                                         -----------------------
                                                         Robert T. Hale, Jr.